[The Doe Run Company Letterhead]
SUITE 300
1801 PARK 270 DRIVE
ST. LOUIS, MO  63146

September 29, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Lily Dang, Staff Accountant
George K. Schuler, Mining Engineer

Re:	Doe Run Resources Corporation
Form 10-K for Fiscal Year Ended October 31, 2005
Filed March 21, 2006
Form 10-Q for Fiscal Quarter Ended April 30, 2006
Filed August 7, 2006
File No.: 333-66291

Ladies and Gentlemen:

Based on recent discussions between Doe Run Resources Corporation (the “Company”) and the staff of the Securities and Exchange Commission (the “Staff”), we are writing to supplement our responses contained in the Company’s letter to the Staff dated September 6, 2006 (the “Response Letter”). The Company submitted the Response Letter to address the Staff’s comments set forth in a letter to the Company dated August 15, 2006, with respect to the Company’s Form 10-K for Fiscal Year Ended October 31, 2005 (“2005 Form 10-K”), Form 10-Q for the Fiscal Quarter Ended January 31, 2006 and Form 10-Q for Fiscal Quarter Ended April 30, 2006 (collectively with the 2005 Form 10-K, the “Subject Financial Statements”). All responses in this letter are provided on a supplemental basis.

In addition to the transmission of this letter via EDGAR, we are delivering via overnight mail three hard copies of this letter and three marked copies of the exhibits showing the Company’s proposed changes to the original disclosure.

Securities and Exchange Commission
September 29, 2006

As requested by the Staff, we have reviewed the disclosure in the 2005 Form 10-K relating to the various lawsuits to which the Company is a party, and in particular the disclosures on pages 23-25, to confirm that the Company is unable to provide an estimate of the reasonably possible loss or range of such loss for each lawsuit. Based on that review, the Company has determined its disclosure regarding the lawsuit brought by BNSF Railway Company can be clarified to explain that although the Company has determined that material liability is reasonably possible, the Company is only one of several defendants. As a result and for the additional reasons the Company previously cited in the response to Comment #1 set forth in the Response Letter (the “Litigation Response”), the Company cannot at this time estimate the amount of liability, if any, that may be allocated to the Company. For all of the other lawsuits disclosed in the 2005 Form 10-K, the Company reaffirms its conclusions in the Litigation Response. Attached as Exhibit A is the Company’s proposed disclosure regarding the BNSF case.

Based on our discussion with the Staff, the Company has clarified its gross margin disclosure throughout the Subject Financial Statements. Attached as Exhibit B is the Company’s proposed disclosure that will replace Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Subject Financial Statements.

Also based on our discussion with the Staff, the Company will revise the disclosure in “Item 1. Business - Doe Run Peru’s Operations - Raw Materials” of the 2005 Form 10-K by including a table of historical concentrate purchases from outside sources for our Peruvian operations for the last five years. Attached as Exhibit C is the table the Company proposed to include as the new fifth paragraph under “Item 1. Business - Doe Run Peru’s Operations - Raw Materials” as part of an amendment to the 2005 Form 10-K.

* * * *

Securities and Exchange Commission
September 29, 2006

We believe that the foregoing is fully responsive to the verbal requests of the Staff. As you may know, I was recently appointed as the Chief Financial Officer of the Company. As a result, please direct any further questions or comments to Michelle Ferrara, at 314-453-7162, or Michele Hermann, at 314-453-7134.

Very truly yours,

/s/ Theodore P. Fox, III

Theodore P. Fox, III

Enclosure

EXHIBIT A

Doe Run is one of a number of defendants in a lawsuit filed in the Circuit Court of the City of St. Louis, Missouri by the BNSF Railway Company. BNSF has alleged that Doe Run and other companies associated with lead mining operations in Missouri are responsible for property damage at certain rail yards and for contribution and indemnity for costs incurred by the BNSF associated with settlement by BNSF of lead exposure cases. Although the demands in the complaint indicate that some amount of material liability is reasonably possible, given the early stage of this case and the uncertainty as to relative fault among the defendants, we are unable at this time to estimate the expected outcome and any final costs of this action or provide a reasonably possible range of these amounts.

EXHIBIT B

10-K

U.S. operations

Fiscal 2005 Compared to Fiscal 2004

Gross margin increased from $60.8 million in 2004 to $94.2 million in 2005and gross margin for our U.S. operations increased from $36.8 million in 2004 to $57.5 million in 2005. The increase in gross margin from 2004 to 2005 was primarily due to an increase in our U.S. sales of approximately $84.3 million from 2004 to 2005. The largest factor driving our increased sales was a 30% increase in the U.S. operation’s realized prices for lead metal, fueled by higher LME prices, which contributed $49.3 million in sales in 2005. The increase in the lead metal net realized price in 2005 was more than the increase in the average LME settlement price, due to the effects of our risk management strategy, which reduced our exposure to changes in the market price in an attempt to fix an acceptable price for its products. Increases in copper and zinc metal prices in 2005, which fueled an increase in the net realized price for copper and zinc concentrate sales and the increase in lead concentrate prices in 2005 contributed an additional $7.0 million and $7.4 million of sales in 2005, respectively. Our increased U.S. sales were partially offset by additional production costs at the U.S. operations in 2005 driven by the increases in repairs and maintenance costs, payroll and benefit costs, higher feed and raw material costs and the effects of the change in feed mix on the production at the recycling operation.

Gross margin is net sales less cost of sales, including depreciation, depletion and amortization attributable to cost of sales disclosed in the table below.

	Depreciation, Depletion and Amortization Attributable to Cost of Sales
	(dollars in the millions)
	2005	2004	2003

U.S. operations	$11.3	$12.3	$17.7
Consolidated	$23.5	$24.3	$29.3

Fiscal 2004 Compared to Fiscal 2003

Gross margin increased from $12.2 million in 2003 to $60.8 million in 2004 and gross margin for our U.S. operations increased from $8.4 million in 2003 to $36.8 million in 2004. The increase in gross margin from 2003 to 2004 was primarily due to an increase in U.S. sales of approximately $54.8 million from 2003 to 2004. The largest factor driving our increased sales was a 35% increase in the U.S. operation’s realized prices for lead metal, fueled by higher LME prices, which contributed $61.4 million in sales in 2004. The increase in the lead metal net realized price in 2004 was less than the increase in the average LME settlement price, due to the effects of our risk management strategy, which reduced our exposure to changes in the market price in an attempt to fix an acceptable price for its products. Increases in copper and zinc metal prices in 2004, which fueled an increase in the net realized price for copper and zinc concentrate sales and the increase in lead concentrate prices in 2004, contributed an additional $9.1 million and $9.4 million of sales in 2004, respectively. Our increased U.S. sales were partially offset by additional production costs the U.S. operations in 2004 driven by the increases in repairs and maintenance costs, payroll and benefit costs, higher feed and raw material costs and the effects of the change in feed mix on the production at the recycling operation.

Results of Doe Run Peru

Fiscal 2005 Compared to Fiscal 2004

Gross margin for Doe Run Peru increased from $24.1 million in 2004 to $36.7 million in 2005. This increase is primarily due to the improvement in treatment charges received in processing copper and lead concentrates and free metal benefits for lead and zinc. Also contributing to the improved gross margin were increases in sales from by-product sales such as indium, tellurium and premium improvements for copper and lead metal. These increases in sales were offset by higher conversion costs primarily due to higher fuel and coke prices, increased salaries combined with a weakened U.S. dollar, and higher maintenance, spare parts and supplies costs.

Gross margin is net sales less cost of sales, including depreciation, depletion and amortization attributable to cost of sales disclosed in the table below.

	Depreciation, Depletion and Amortization Attributable to Cost of Sales
	(dollars in the millions)
	2005	2004	2003

Doe Run Peru	$12.2	$11.9	$11.5

Fiscal 2004 Compared to Fiscal 2003

Gross margin for Doe Run Peru increased from $3.8 million in 2003 to $24.1 million in 2004. The increase in gross margin was a result of the increase in metal prices which fueled price related increases of $32.2 million in sales for 2004. These increases in sales were offset by increased production costs. More specifically, conversion costs increased slightly due to increases in maintenance, fuel and coke costs and maintenance expense increased as Doe Run Peru completed maintenance programs originally scheduled for 2003 in 2004. These increases in production costs were partially offset by lower labor costs as the benefits of a 2003 reduction in labor were realized in 2004.

January 10-Q

The 2006 First Quarter Compared to the 2005 First Quarter

Gross Margin increased from $32.1 million in the 2005 first quarter to $44.8 million in the 2006 first quarter and gross margin for Doe Run’s U.S operations increased from $22.4 million in the 2005 first quarter to $29.3 million in the 2006 first quarter while gross margin for Doe Run Peru increased from $9.6 million in the 2005 first quarter to $15.5 million in the 2006 first quarter.

Gross margin is net sales less cost of sales, including depreciation, depletion and amortization attributable to cost of sales as disclosed in the table below.

Depreciation, Depletion and Amortization Attributable to Cost of Sales
for the First Quarter
(dollars in the millions)
	2006	2005

U.S. operations	$ 2.9	$ 2.8
Doe Run Peru	$ 3.0	$ 3.1
Consolidated	$ 5.9	$ 5.9

The $6.9 million increase in gross margin for our U.S. operations from the 2005 first quarter to the 2006 first quarter was due in part to an increase in sales in the first quarter of 2006 of approximately $23.8 million. Of this amount, $12.3 million in sales was a result of a 23.2% increase in the U.S. operation’s realized prices for lead metal, fueled by a 17% increase in London Metal Exchange prices and higher premiums achieved over the London Metal Exchange. Additionally, an increase in lead concentrate sales volume and increases in copper and zinc metal prices contributed $0.9 million and $5.1 million of sales in the first quarter of 2006. These increases were offset partially by a decrease in copper concentrate sales volume of $3.4 million. These changes in sales were partially offset by higher production costs at Doe Run’s primary operations, primarily due to slightly higher production, higher salaries, wages and employee benefits, maintenance and fuel costs and increased conversion costs at the recycling operation, due to higher metallurgical coke and propane costs, which were offset by improved feed costs per unit of metal produced.

The $5.9 million increase in Doe Run Peru’s gross margin from the first quarter 2005 to the first quarter 2006 is primarily the result of an improvement in the treatment charges received for processing concentrates and higher metal prices, offset by a LIFO adjustment

April 10-Q

Results of Operations

Gross Margin increased from $22.8 million in the 2005 second quarter to $66.5 million in the 2006 second quarter and gross margin for the 2005 six-month period and 2006 six-month period increased from $54.9 million in the 2005 six-month period to $111.3 million in the 2006 six-month period. Gross margin for Doe Run’s U.S. operations increased from $13.9 million in the 2005 second quarter to $43.3 million in the 2006 second quarter and Doe Run’s U.S. operations’ gross margin for the 2005 six-month period and 2006 six-month period increased from $36.4 million in the 2005 six-month period to $72.6 million in the 2006 six-month period. Gross margin for Doe Run Peru increased from $9.0 million in the 2005 second quarter to $23.2 million in the 2006 second quarter and Doe Run Peru’s gross margin for the 2005 six-month period and 2006 six-month period increased from $18.5 million in the 2005 six-month period to $38.7 million in the 2006 six-month period.

Gross margin is net sales less cost of sales, including depreciation, depletion and amortization attributable to cost of sales as disclosed in the table below.

	Depreciation, Depletion and Amortization Attributable to Cost of Sales
	(dollars in the millions)
	Second Quarter		Six-month Period
	2006	2005	2006	2005

U.S. operations	$3.0	$2.8	$6.0	$5.6
Doe Run Peru	3.8	2.7	6.7	5.9
Consolidated	$6.8	$5.5	$12.7	$11.5

The increases in gross margin for our U.S. operations for the 2006 second quarter and 2006 six-month period are due in part to increases in sales of approximately $43.1 million and $67 million, respectively. Of these increases, $7.4 million and $19.7 million, respectively, were a result of a 14.7% and 18.6% increase in our U.S. operations’ realized prices for lead metal, fueled by a 22.6% and 19.8% increase in London Metal Exchange prices and higher premiums achieved over the London Metal Exchange for the 2006 second quarter and 2006 six-month period compared to the 2005 second quarter and 2005 six-month period, respectively. Additionally, an increase in lead concentrate sales volume and increases in copper and zinc prices contributed $2.6 million and $31.2 million in sales, respectively, in the 2006 six-month period and $1.7 million and $26.2 million, respectively for the 2006 second quarter. The 2006 six-month increase was partially offset by a decrease in copper concentrate volume of $1.9 million. These increases in sales for the 2006 second quarter and 2006 six-month period were offset by higher production costs at Doe Run’s primary operations, primarily due to slightly higher production, higher salaries, wages and employee benefits and maintenance and fuel costs and increased conversion costs at the recycling operation, due to higher metallurgical coke and propane costs, which were partially offset by improved feed costs per unit of metal produced.

The $14.2 million increase in Doe Run Peru’s gross margin from the 2005 second quarter to the 2006 second quarter and the $20.2 million increase in Doe Run Peru’s gross margin from the 2005 six-month period to the 2006 six-month period were primarily the result of an improvement in the treatment charges received for processing concentrates and higher metal prices, offset by a LIFO inventory adjustment.

EXHIBIT C

The following table sets forth Doe Run Peru’s purchases of copper, zinc and lead concentrates (in tons) from outside sources for the last five fiscal years.

Year Ended October 31, (tons/year)

	2005	2004	2003	2002	2001
Copper	193,244	165,468	183,414	178,306	197,224
Zinc	95,251	153,358	168,402	174,300	174,300
Lead	246,300	236,574	226,768	227,774	231,943